UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                 Commission File Number: 1-10520

                           NOTIFICATION OF LATE FILING

         (Check One):
|_| Form 10-K      |_| Form 11-K      |_| Form 20-F      |X| Form 10-Q
|_| Form N-SAR     |_| Form N-CSR

         For Period Ended: June 30, 2006

         |_| Transition Report on Form 10-K
         |_| Transition Report on Form 20-F
         |_| Transition Report on Form 11-K
         |_| Transition Report on Form 10-Q
         |_| Transition Report on Form N-SAR

         For the Transition Period Ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: Heartland Partners, L.P.

Former name if applicable:  N/A

Address of principal executive office (street and number): 53 W. Jackson Blvd., Suite 1150 City, state and zip code: Chicago, Illinois 60604

                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) |X|

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

         The Company is unable to file its quarterly report on Form 10-Q without unreasonable effort or delay due to its inability to timely complete the preparation of its unaudited financial statements for the fiscal quarter ended June 30, 2006. The inability by the Company to timely complete the preparation of its unaudited quarterly financial statements is due, in part, to the limited staff resources available to the Company and to the Company's transition to liquidation accounting.

                                     PART IV
                                OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification

Larry S. Adelson                (312)                         834-0592
---------------------           ---------------               ------------------
(Name)                          (Area Code)                   (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                  |_| Yes |X| No

         The Company's Form 10-Q for the quarter ended March 31, 2006 has not yet been filed. The Company anticipates the Form 10-Q for the quarter ended March 31, 2006 will be filed on or about August 16, 2006.

         (3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company sold the majority of its remaining properties and received a substantial settlement in an eminent domain case. As a result, the Company anticipates a significant deviation from the financial results that the Company reported in the corresponding period of 2005. The Company expects net income for the second quarter of 2006 to be approximately $1,900,000, as compared to $600,000 for the second quarter of 2005. Additionally, on May 28, 2006, the Company filed for liquidation under Chapter 11 of the Bankruptcy Code.


                            Heartland Partners, L.P.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2006
                                             HEARTLAND PARTNERS, L.P.

                                                /s/ Lawrence S. Adelson
                                             ----------------------------
                                             By: Lawrence S. Adelson
                                                  CMC/Heartland Partners
                                                  Holdings, Inc.,
                                                  General Partner